Kalorama Capital, LLC
Notes to the Consolidated Financial Statements
December 31, 2019

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Kalorama Capital, LLC ("the Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The accounts of the Company are maintained and the financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("US GAAP"). The accounting and reporting policies of the Company conform to general practices within the brokerage industry.

Cash was held in a checking account. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from the estimates made in preparation of the financial statements.

Revenues are recognized when the promised goods or services are delivered to customers, in an amount that is based on the consideration the Company expects to receive in exchange for those goods or services when such amounts are not probable of significant reversal. These policies reflect the adoption of ASC 606 *Revenue from Contracts with Customers*, as of January 1, 2018. The Company adopted *Revenues from Contracts with Customers* using the modified retrospective method, prior period amounts were not restated. The Company did not record any adjustments as a result of adopting this accounting policy.

Equipment consists of computer equipment and is stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful life of the asset.

Note 2 – Income Taxes

The Company is organized as a single member Limited Liability Company and is, therefore, considered a disregarded entity for Federal and state income tax purposes. The sole member is taxed on the Company's taxable income. Accordingly, no provision for Federal income taxes is included in the financial statements.

Note 3 – Equipment

As of December 31, 2019, the Company's equipment consisted of a computer that it purchased for $1,131, net of accumulated depreciation of $207. The Company is depreciating the computer over five years. During the year ended December 31, 2019, depreciation expense was $207.

Note 4 – Revenue and Commissions

During the year ended December 31, 2019, total revenue was $105,361 and was made up of consulting fees of $55,000, success fees of $40,500 and reimbursable expenses of $9,861. Consulting fees are recognized as advice is provided to the client, based on the estimated progress of work and when revenues are not probable of a significant reversal. Success fees are recognized when all contingencies to the amount expected to be received have been satisfied and are not probable of a significant reversal.

Commissions expenses represent agreed upon payments to a consultant related to success fees recognized during the year ended December 31, 2019.

Note 5 – Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $17,313 which was $12,313 in excess of its required minimum net capital of $5,000.

Note 6 – Related Party Transactions

During the year ended December 31, 2019, net payments to the Company's sole member were $53,687. These were considered management fees for financial reporting purposes.

Note 7 – Subsequent Events

Management has evaluated events through February 24, 2020, the date on which the financial statements were available to be issued.